Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

December 22, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Critical Metals Corp. Registration Statement on Form F-4, as amended (File No. 333-268970) (the “Registration Statement”)

Dear Mr. Levenberg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Critical Metals Corp., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Standard Time on Wednesday, December 27, 2023, or as soon as thereafter practicable.

Very Truly Yours,

CRITICAL METALS CORP.

By:	/s/ Tony Sage
Name:	Tony Sage
Title	Executive Chairman

cc:	Jason A. Rocha, Esq.
White & Case LLP

Nahal A. Nellis, Esq. Matthew Gray, Esq.
Ellenoff Grossman & Schole LLP